

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2020

Jeffrey L. Vigil
Vice President—Finance and Chief Financial Officer
WESTWATER RESOURCES, INC.
6950 South Potomac Street, Suite 300
Centennial, Colorado 80112

Re: WESTWATER RESOURCES, INC.
Registration Statement on Form S-1
Filed February 28, 2020
File No. 333-236791

Dear Mr. Vigil:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Crandall